New Jersey Mining Company

201 N. Third Street

Coeur d’Alene, ID 83814

208-503-0153 [Phone]

dsteiner@newjerseymining.com [EMAIL]

August 15, 2014

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:

New Jersey Mining Company

Amendment No. 3 to Registration Statement on Form 10

Filed July 2, 2014

Form 8-K

Filed June 17, 2014

File No. 000-28837

Dear Mr. Reynolds:

This responds to your letter of August 5, 2014, regarding the Company’s Amendment No. 3 to Registration Statement on Form 10 filed July 2, 2014, and the Company’s Form 8-K filed June 17, 2014.  With respect to the Staff’s comments in the letter, and the subsequent telephone conversation with the Staff on August 6, 2013 in which Staff requested the Company narrow its response to the portion of the comment pertaining to the Skookum Shoot, the Company responds as follows:

Form 8-K Filed June 17, 2014

1.

We note your response to prior comment 2 and the statements that you are relying on Juniper’s “own internal estimate of the gold grade and tonnage in the Skookum Shoot” and that you “completed two Canadian NI 43-101 mineral resource reports within the past three years.” Please forward to our engineer, as supplemental information and not as part of your filing, the technical reports referenced in your response, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your resources. You may Mr. Delbert Steiner ask to have this information returned by making a written request at the time it is furnished, as provided in Exchange Act Rule 12b-4. It is still unclear why you believe you have a reasonable basis for the detailed quantified information in your pamphlet. Please address the experience and qualifications of the individual at Juniper Resources, LLC responsible for preparing the internal estimates and the process used to arrive at the internal estimates.

Response:  For clarification purposes, the Company is in a joint venture with Marathon Gold Corporation that owns the Golden Chest Mine (the “Golden Chest Joint Venture”).  The Golden Chest Joint Venture leased the interests in the resources that are the subject of this comment (the “Resource” or “Skookum Shoot”) for 39 months to Juniper Resources LLC (“Juniper”), a private company (See Exhibit 10.3 of the Form 10-12G filed February 25, 2014 herein after referred to as the “Mining Lease”).  Juniper has independently evaluated the Resource to determine whether it is economical for Juniper to mine.  Based on Juniper’s own internal estimates it entered into a milling agreement (attached hereto as Exhibit 1 and herein after referred to as the “Milling Agreement”) with the Company to mill the ore mined from the Resource.

The pamphlet pages 8 through 11 relate to the Golden Chest Joint Venture and the Mining Lease with Juniper for fixed terms and a 2% Net Smelter Royalty (“2% NSR”).  Based on the Company’s ownership in the Golden Chest Joint Venture, the Company is entitled to 47.88% of the 2% NSR.  Gold Hill Reclamation and Mining, Inc., a Juniper related company (“Gold Hill”), entered into the Milling Agreement with the Company to process the ore from the Skookum Shoot at a fixed rate.  Page 11 of the pamphlet entitled “Juniper Lease Economics” shows profit estimates to the Company based on the fixed rate Milling Agreement and 2% NSR.  The estimates made on page 11 of the pamphlet pertain to potential profits from the Milling Agreement and Golden Chest Joint Venture Mining Lease based on the estimate of tonnage to be mined.  The Company will not directly receive revenues from Juniper’s mining of the Resource, other than through the Mining Lease and the Milling Agreement.

The resource estimates for the Skookum Shoot were given for the purposes of estimating milling profits under the Milling Agreement with Gold Hill rather than an estimate of the Resource.  The estimated figures on Page 11 entitled: “Estimated Gold Grade,” “Estimated Recovered Gold,” “Gold Price” and “Gross Gold Mining Revenue” do not affect the potential profits to the Company except for the small amount due to the Company from the 2% NSR.  The “Tonnage Mined,” “Toll Milling Charge,” “Expected Milling Cost,” “Toll Milling Net,” and the “Total Milling Profit” are estimates based on the terms of the Milling Agreement and estimated tonnage to be mined from the Skookum Shoot based on Juniper’s estimates.  Although there is less than one percent interest in the ore body through the 2% NSR, the estimated milling profits will not adjust based on ore grade, percentage of recovery or price of gold.  The “Total Projected Income” to the Company was the aggregate profits from the Milling Agreement and the 2% NSR.  Potential profits from the mining of the Resource of the Skookum Shoot will go to Juniper under the Mining Lease less the 2% NSR to the Golden Chest Joint Venture.  Therefore, management of the Company believes it has a reasonable basis to make the Company’s milling profit projections on page 11 of the pamphlet based on the Milling Agreement, Mining Lease and Juniper’s internal estimates of tonnage to be mined.

Juniper’s estimates of the resource was performed by Juniper’s mining engineer, who has 30 years of experience in the mining industry and is a registered professional mining engineer with a PhD in Mining Engineering.  Based on the 2,545 meters of core drilling distributed among twenty holes and the two recent Canadian NI 43-101 mineral resource reports,

Juniper’s mining engineer calculated the estimates by using an inverse distance cubed method to determine tonnage in the Skookum Shoot. The two Canadian NI 43-101 mineral resource reports can be found on Sedar.com by following these links:

http://www.sedar.com/GetFile.do?lang=EN&docClass=24&issuerNo=00030782&fileName=/csfsprod/data139/filings/02023425/00000001/s%3A%5CFILINGS%5CMarathon%5CTechnicalReport%5CGolden-Chest-Tech-Report.pdf

http://www.sedar.com/GetFile.do?lang=EN&docClass=24&issuerNo=00030782&fileName=/csfsprod/data129/filings/01892081/00000001/k%3A%5CSEDAR-I%5Cwpdata%5CmarathonGold%5Ccondis%5C43-101s%5C2012%5CgChest%28April18-12%29%5CMOZ-43-101%28gChest%29April18-12.pdf

The Staff may contact Grant Brackebusch, P.E. for technical questions regarding the resources leased to Juniper.

The Company intends to amend the 8-K to clarify the pages of the pamphlet that are the subject of this comment to avoid confusion.

Closing Comments

In accordance with the Staff’s request, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory, or if the Staff has any further comments on our filings.

Sincerely,

/s/ Delbert Steiner

_______________________________________

By: Delbert Steiner

Its: Chief Executive Officer

Exhibit 1

MILLING AGREEMENT

THIS MILLING AGREEMENT (the “Agreement”) is made and entered into as of the _22nd_ day of _____May_________, ("Effective Date") by and between NEW JERSEY MINING COMPANY, an Idaho corporation, whose address is P.O. Box 1019, 89 Appleberg Road, Kellogg, Idaho 83837 ("NJMC"), and GOLD HILL RECLAMATION AND MINING, INC, an Idaho corporation, whose address is 5319 S. Apple Street, Boise, Idaho  83716 ("Gold Hill").

RECITALS

A.

NJMC is the controlling owner and operator of the New Jersey Mill in Shoshone County, Idaho (the "NJ Mill").

B.

Gold Hill is the lessee of certain mining properties in Shoshone County, Idaho referred to as the "Golden Chest Mine” from which it intends to mine gold- and silver-bearing ores.

C.

Gold Hill desires to ship ores from the Golden Chest Mine to the NJ Mill for milling, processing, and recovery of gold and silver contained therein, and NJMC is willing to perform such services, all in accordance with the provisions hereof.

AGREEMENT

In consideration of the mutual benefits and obligations herein provided and other good and valuable consideration, NJMC and Gold Hill agree as follows:

ARTICLE 1

DEFINITIONS

1.1

DEFINITIONS.  In addition to the terms defined elsewhere in this Agreement, as used herein the words and phrases defined in this Article shall have the meanings given below.  Whenever the singular or plural number, or the masculine, feminine, or neuter gender is used in this Agreement, it shall equally, where the context admits, include the others.

"Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with a Party.

"Agreement" means this Milling Agreement, as it may be modified or amended from time to time, together with all Exhibits to it.

"Confidential Information " means the terms of this Agreement, all Technical Data, and any other information concerning any matters affecting or relating to the NJ Mill and the Golden Chest Mine and the performance of this Agreement, except to the extent that such information has already been publicly released as allowed herein by the Party providing such information or that the recipient of such information can demonstrate was previously publicly released by a Person who did not do so in violation or contravention of any duty or agreement.

“ Concentrate Products” means flotation and or gravity concentrate containing gold and silver recovered from Treatment Ores after Milling that are ready to be shipped to a smelter for smelting.

“Crescent Silver” means Crescent Silver LLC.

"Dore ’ Products" means metallic gold and silver recovered from Treatment Ores after Milling in the form of dore ’ bars that are ready to be shipped to a refinery for refining.

"Feed to Process" means the introduction of Treatment Ores into the grinding process at the NJ Mill.

"Golden Chest Mine" means the mining properties in Shoshone County, Idaho leased by Gold Hill from Golden Chest LLC, as more particularly described in Exhibit A attached hereto.

"Governmental Authority" means any governmental authority, any local authority and any political subdivision of any of the foregoing, any multi-national organization or body, any agency, department, commission, board, bureau, court or other authority thereof, or any quasi-governmental or private body exercising, or purporting to exercise, any executive, legislative, judicial, administrative, police, regulatory or taxing authority or power of any nature.

"Governmental Authorization" means any License, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, transfer, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

"Grade" means the concentration by weight of gold or silver (as the case may be) in the substance being tested after it has been dried. Grade shall be expressed in grams per dry metric tonne ..

"Indemnify" when stated as a covenant of a Party in a provision of this Agreement in respect of claims, damages, losses, and liabilities means the undertaking by such Party of an obligation to indemnify, defend, and hold harmless the other Party and any other parties who are to be indemnified pursuant to such provision, and it’s or their Affiliates, and their respective directors, officers, agents, and representatives (collectively "Indemnitees"), from and against any claims, demands or suits by any Person, losses, liabilities, damages, obligations, payments, costs and expenses (including, without limitation, damages or losses incurred by the Indemnitees and the costs and expenses of defending any and all actions, suits, proceedings, demands and assessments and of enforcing the indemnification obligation, which shall include reasonable attorneys' fees and court costs, but excluding any incidental or consequential damages or loss of profits) resulting from, relating to, arising out of, or incurred in connection with the covenant, agreement, action, risk, or other cause with respect to which the indemnification is given, provided, however, that such indemnification shall not be applicable to such claims, demands, etc. to the extent that they result from the negligence or willful misconduct of the indemnified Party.

"Legal Requirement" means any law, statute, ordinance, decree, requirement, order, treaty, proclamation, convention, rule or regulation (or official interpretation of any of the foregoing) of any Governmental Authority and the terms of any Governmental Authorization.

"Licenses" means all licenses, permits, and other authorizations necessary for the conduct of Milling.

"Milling" means all undertakings, activities, and operations engaged in by NJMC in the performance of treating Treatment Ores at the NJ Mill and processing the same to the stage when Dore Products are recovered and delivered to a refinery or to a concentrate level sold to smelter/other recovery method.

"Party" or "Parties" means NJMC and/or Gold Hill, as the case may be.

"Person" means any individual, corporate entity, or Governmental Authority.

"Prime Rate" means the prime interest rate as quoted and published as "Prime" in the Wall Street Journal under the heading "Money Rate", as the rate may change from day to day , and which is the rate defined under such heading as being charged by 70% of the largest banks to its best customers ..

"Production Ores" means all ores extracted at the Golden Chest Mine that are designated for further treatment at the NJ Mill in order to recover the gold and/or silver contained therein.

“Ramp-Up Period” means the initial three month period of milling operations which may include a short period of time prior to ore being fed to the grinding process.  The commencement of the Ramp-Up Period will be the date on which the Minimum Advanced Payment is received by NJMC.

"Technical Data" means engineering studies and working papers, consultants' reports and working papers, assays, samples, analyses, environmental studies, correspondence with governmental officials and entities, metallurgical studies and reports, and all other information and data in printed or electronic form concerning the condition, operational characteristics and performance of, or other technical matters related to, the NJ Mill and the performance of Milling hereunder.

" Tonne " when used with reference to Production Ores and Treatment Ores Fed to Process means a metric tonne with a dry weight of 1,000 kilograms ..

"Treatment Ores" is defined in Section 3.2.

ARTICLE 2

OBLIGATIONS TO DELIVER

AND TO MILL GOLDEN CHEST ORES

2.1

GOLD HILL OBLIGATION TO DELIVER.  Gold Hill agrees that it will deliver to NJMC for Milling at the NJ Mill pursuant to the provisions hereof all of the Production Ores produced at the Golden Chest Mine.  NJ Mill commits to process all of these ores.  Based upon its current mining plan, Gold Hill estimates that such deliveries of Production Ores will average around Nine Thousand (9,000) tonnes per month ..  In the event that the NJ Mill cannot process all the Gold Hill Production Ores on an average daily rate, then Gold Hill may have the excess Production Ores processed elsewhere.

2.2

NJMC OBLIGATION TO TREAT.  NJMC agrees that it will accept deliveries of Production Ores made pursuant to Section 2.1 and proceed to conduct Milling in accordance with the provisions of this Agreement of those portions of such Production Ores that are determined to be Treatment Ores pursuant to Section 3.2 and to load concentrate Products recovered therefrom on trucks for shipment to a refinery, or smelter or other recovery method pursuant to Section 4.3.

ARTICLE 3

DELIVERIES OF PRODUCTION ORES BY GOLD HILL

3.1

DELIVERIES OF PRODUCTION ORES.  Gold Hill will deliver Production Ores to ore stockpile areas at the NJ Mill.  The Production Ores will be dumped by Gold Hill at sites designated by NJMC.  Gold Hill represents and warrants (i) that it will have at the time of delivery good right and lawful authority to remove, transport, and deliver such Production Ores to NJMC; (ii) that it will have good title and lawful possession of such Production Ores; and (iii) that such Production Ores will be free of any legal encumbrances except any royalty obligations or liens related to the financing or lease of the Golden Chest Mine, which shall be Gold Hill’s duty to discharge.  Gold Hill will advise NJMC periodically of its anticipated schedule of production of Production Ores and corresponding deliveries to NJMC.

3.2

STANDARDS. Production Ores delivered by Gold Hill must be able to be crushed and ground in the NJ Mill.  Rocks larger than the 12-inch NJ Mill grizzly that cannot be fed to the crusher will be stockpiled for return to Gold Hill or broken at Gold Hill's expense.  Material must also be as clean as reasonably possible, free of wood, vegetation, scrap metal, and other debris ("Ore Quality Standards") in order to ensure favorable processing rate by NJMC for crushing, grinding, and Milling.  Any issues with production ores that cause NJMC problems are to be reported on a daily basis so that issues can be resolved.  The report will be to Gold Hill representative.  Ores will be segregated if they are causing production issues and brought to Gold Hill representatives attention.  Some blending of clay type material may be required. NJMC will allocate space so materials can be segregated as required for optimum production.  There will be some tramp metal.   It is incumbent on both parties to work closely together and insure the ore stream can be effectively processed.

Gold Hill will report any potential issues in loads when delivered.  This report will include notification of timbers, large rocks and clay minerals.  Deficient ores are those ores that cannot be effectively processed.  NJMC must give notice to Gold Hill of the existence of any Deficient Ores and its election not to accept them for Milling daily but no later than five (5) days after such Deficient Ores are delivered at the NJ Mill. If NJMC does not give such notice within the prescribed time, NJMC will be deemed to have accepted such Deficient Ores for treatment notwithstanding that they fail to meet the Ore Quality Standards. Any Deficient Ores rejected by NJMC will remain segregated and left for pickup by Gold Hill. Gold Hill shall load and remove such Deficient Ores within ten (10) days after receiving the aforementioned notice from NJMC.  Production Ores that meet the Ore Quality Standards and Production Ores that are accepted by NJMC for Milling notwithstanding that they are determined to be Deficient Ores are referred to herein as "Treatment Ores".

3.3

WEIGHING AND SAMPLING PROCEDURES.  Gold Hill will weigh all trucks prior to delivery.  A copy of weigh tickets will be provided to New Jersey.  All weighing and sampling of Production Ores at the NJ Mill will be conducted by NJMC in accordance with NJMC's standard operational procedures at the NJ Mill, applied consistently to Production Ores.

3.4

LIABILITIES.  NJMC shall provide Gold Hill with copies of NJMC's applicable safety standards in respect of the entry of Gold Hill's delivery trucks upon the NJ Mill property and dumping of Production Ores and retrieval of Deficient Ores, and Gold Hill shall ensure that such safety standards are complied with. Gold Hill shall be responsible for, and shall Indemnify NJMC in respect of, any claims, damages, losses, or liabilities arising from Gold Hill's activities upon the NJ Mill property.

3.5

PERMITS AND LICENSES; GENERAL INDEMNIFICATION.  Gold Hill shall obtain all permits and Licenses required under applicable Legal Requirements, and shall be responsible for compliance with all other applicable Legal Requirements, in respect of mining, storing, loading, hauling, and delivering Production Ores to the point where they are dumped into stockpile at the NJ Mill.  Gold Hill shall, upon written request by NJMC, supply NJMC with appropriate evidence that it has the permits and Licenses required to be obtained by Gold Hill.  Gold Hill shall Indemnify NJMC in respect of any claims, damages, losses, and liabilities arising from Gold Hill's failure to obtain and/or comply with such permits and Licenses or with such other Legal Requirements and in respect of any other claims, damages, losses, and liabilities arising in respect of the Production Ores prior to delivery by Gold Hill pursuant to Section 3.1. NJMC shall, upon written request by Gold Hill, supply Gold Hill with appropriate evidence that it has the permits and Licenses required to be obtained by NJMC to operate the mill. NJMC shall Indemnify Gold Hill in respect of any claims, damages, losses, and liabilities arising from NJMC’s failure to obtain and/or comply with such permits and Licenses or with such other Legal Requirements and in respect of any other claims, damages, losses, and liabilities arising in respect of Milling operation by NJMC pursuant in Section 4.1

ARTICLE 4

MILLING OF TREATMENT ORES BY NJMC

4.1

MILLING BY NJMC.  NJMC shall, subject to Section 9.5 with respect to Force Majeure, perform Milling of any Treatment Ores delivered by Gold Hill pursuant to Sections 3.1 and 3.2.  Based upon its current milling capacity, NJMC estimates that such Milling of the Treatment Ores will be at a rate of three hundred and sixty (360) Tonnes per day for twenty-five (25) days per calendar month, and will make such capacity available for Milling the Treatment Ore.  The 360- Tonne Milling capacity available for the processing of Gold Hill’s Treatment Ore may be decreased only in the event the Milling capacity of the NJ Mill is required to meet the processing needs of Crescent Silver for ore from the Crescent Mine in Shoshone County, Idaho.  Notwithstanding the foregoing, in no event will the Milling capacity available to process Gold Hill’s Treatment Ores at the NJ Mill be less than three thousand (3,000) Tons per calendar month.  NJMC shall not be obligated to perform Milling of Treatment Ores at a rate in excess of three hundred and sixty (360) Tonnes per operating day.  If milling rates are reduced by NJMC then minimum payments in section 5.3 are waived and penalty charges for reduced rate are waived.

4.2

GRADES.  NJMC will determine feed Grades in accordance with NJMC's standard practices. These practices will be provided to Gold Hill.  At the request of Gold Hill, a split of each sample will be obtained and provided to Gold Hill. NJMC will perform assays of such samples in accordance with NJMC's standard practices and at the request of Gold Hill will retain an additional split of pre-assay pulps for Gold Hill.

4.3

REFINING OR SMELTING OR OTHER PROCESSING OF PRODUCTS.  NJMC shall load the Concentrate Products recovered after the completion of Milling of Treatment Ores on trucks for delivery to a refinery or smelter or other of Gold Hill’s choice.  Gold Hill shall be responsible for selecting a refinery or smelter, arranging and insuring shipment of the Concentrate Products, and the costs of shipping, insuring and refining or smelting the Concentrate Products.

4.4

RECOVERY OF GOLD.  NJMC shall attempt in good faith to maximize the recovery of gold and silver contained in the Treatment Ores by utilizing good practices at the NJ Mill, subject to Gold Hill's obligation to satisfy the Ore Quality Standards, but shall not be required to modify the NJ Mill or to implement procedures that differ significantly from the currently configured flotation circuit .. NJMC will consider in good faith proposals made by Gold Hill for modification of the NJ Mill or implementation of procedures that differ significantly from the currently configured flotation circuit for the purpose of enhancing the recovery of gold from Golden Chest Mine Treatment Ores such as the addition of a gravity gold recovery circuit to the ball mill cyclone underflow stream proposed by NJMC ..  Prior to Gold Hill considering the gravity circuit NJMC must provide documentation supporting investment. Any such modifications or implementations of new procedures, other than proposed gravity addition would be achieved at Gold Hill's sole cost and would be evaluated with consideration given to adverse effects upon the efficiency, schedule, and costs of processing NJMC's ores.

4.5

STANDARD OF CARE.  NJMC shall in good faith perform Milling in accordance with good metallurgical practices but shall have no liability to Gold Hill for losses of metals contained in Treatment Ores that are Fed to Process or for any act or omission in the course of Milling resulting in damage, loss, cost, or expense to Gold Hill except to the extent caused by NJMC’s negligence or willful misconduct.

4.6

TITLE TO ORES IN PROCESS.  Title to Production Ores delivered by Gold Hill pursuant to Section 3.1, to Deficient Ores, to Treatment Ores Fed to Process, to Products, and constituents thereof derived during Milling and refining shall remain with Gold Hill except for constituents that are discarded as mill tailings or other forms of waste.  Title to constituents discarded as mill tailings or other forms of waste shall pass to NJMC when they are segregated from other constituent products that are retained for further treatment in the Milling process.

4.7

ACCESS.  NJMC shall allow representatives of Gold Hill to enter the NJ Mill at reasonable times and hours and subject to compliance with all applicable laws, regulations and safety policies , for the purpose of reasonably monitoring and inspecting the Milling operations in respect of this Agreement; provided, however, that Gold Hill shall Indemnify NJMC in respect of any claims, damages, losses, or liabilities resulting from such inspections. In addition, any such representative shall, if requested by NJMC, execute a written waiver releasing NJMC from liability for personal injury or property damage experienced by such representative while on the premises.

4.8

LICENSES; GENERAL INDEMNIFICATION.  Subject to Gold Hill's obligations to load and remove Deficient Ores in Section 3.2, NJMC shall obtain all Licenses required under applicable Legal Requirements, and shall be responsible for compliance with all other applicable Legal Requirements, in respect of storing, handling, and Milling Production Ores after they are delivered by Gold Hill pursuant to Section 3.1, including the discarding of tailings and other waste products generated during Milling. Subject to Section 4.5, NJMC shall Indemnify Gold Hill in respect of any claims, damages, losses, and liabilities arising from NJMC's failure to obtain and/or comply with such Licenses or with such other Legal Requirements and in respect of any other claims, damages, losses, and liabilities arising from Milling of Production Ores after the delivery thereof by Gold Hill pursuant to Section 3.1 and prior to delivery of  Products to the refinery or other pursuant to Section 4.3 as to such Products.

4.9

INDEPENDENT CONTRACTOR.  NJMC is and shall be an independent contractor in the performance of the services to be rendered by it under this Agreement.

ARTICLE 5

TREATMENT CHARGES

5.1

CHARGES.  Gold Hill shall pay NJMC the sum of $42.00 for each Tonne of Treatment Ore Fed to Process (the "Tonnage Charge"), except during the Ramp-Up Period when the Tonnage Charge will be fixed at $50.00.    In the event the NJ Mill utilization is less that 360 Tonnes per day for twenty five (25) days during a calendar month as a result of Gold Hill’s failure to supply adequate Production Ore, except during  the Ramp-Up Period, then the Tonnage Charge shall be increased in accordance with the cost curve table attached hereto as Exhibit B.  The weight of Treatment Ores Fed to Process shall be determined by NJMC in accordance with NJMC's standard operational procedures at the NJ Mill.

5.2

TONNAGE CHARGE ADJUSTMENT.  The Tonnage Charge shall be subject to adjustment on January 1, 2015, and every two years thereafter throughout the term of this Agreement.  The Tonnage Charge shall be adjusted by the percentage increase or decrease, if any, in the Consumer Price Index since the date of the previous Tonnage Charge adjustment (or in the case of the first adjustment on January 1, 2015, since the Effective Date).  The Consumer Price Index for this purpose shall be the “Consumer Price Index For All Urban Consumers - all items”, (herein the "CPI") published monthly by the Bureau of Labor and Statistics at www.bls.gov.  If publication of said CPI should cease, such periodic percentage increase or decrease, as the case may be, shall be determined by reference to such similar index as shall replace it, or as agreed upon in writing by the parties.

5.3

ADVANCED PAYMENT.  Immediately prior to the beginning of the “Ramp-Up Period”, Gold Hill shall make a working capital loan (the “Advanced Payment") in the amount of Two Hundred Thousand Dollars ($200,000.00) to NJMC.  The Ramp-Up Period shall begin the day of NJMC's receipt of the Advanced Payment, or such other date as agreed to by NJMC and Gold Hill.  NJMC shall repay the Advanced Payment in six equal monthly payments to be deducted from the Tonnage Charge during the first six months following completion of the Ramp-Up Period.  In the event the Agreement is terminated in accordance with Article 6 and a portion of the Advanced Payment has not been repaid, such amount shall be deducted from the outstanding Tonnage Charge or returned to Gold Hill.

5.4

PAYMENT PROCEDURES.  NJMC shall bill Gold Hill for the payments due under Sections 5.1 in excess of the Advanced Payment monthly. Payment shall be due within ten (10) days after receipt of the payment notice.

5.5

DELAYS IN PAYMENT.  Interest at the Prime Rate plus 3% shall be payable to NJMC by Gold Hill on any delayed payments (or at the maximum rate permitted by law if such interest exceeds such maximum rate). Notwithstanding any other provision herein, if Gold Hill becomes more than forty-five (45) days delinquent with respect to any payment due hereunder, then NJMC shall, without waiver of other remedies, be entitled to suspend Milling of Treatment Ores until such delinquency has been properly cured.

5.6

RECORDS AND AUDIT.  NJMC shall maintain full, complete, and accurate books, records, and accounts with respect to the testing of the Production Ores and the commingling, processing, and recovery of refined metals from the Treatment Ores under this Agreement.  Not more than four (4) times during each calendar year, upon ten (10) days' prior notice from Gold Hill to NJMC, NJMC shall make such books, records, and accounts available for inspection, copying, and/or for audit by Gold Hill or its authorized representatives at NJMC’s offices and during normal business hours. NJMC shall reimburse Gold Hill for the expense of the audit if the audit determines that the charges incurred by Gold Hill under this Agreement and or deliveries of refined metals to Gold Hill by NJMC under this Agreement during the calendar year audited were inaccurate by more than three and one-half percent (3.5%).  In any case, the charges and deliveries in question shall be adjusted to reflect the results of the audit. A full and complete copy of each such audit shall be provided to NJMC upon completion.  If any party disagrees with the result of any such audit, the disagreement shall be resolved by binding arbitration as provided in Section 9.14.

ARTICLE 6

TERM AND TERMINATION

6.1

TERM.  This Agreement is effective as of the Effective Date and shall continue, subject to the possibility of earlier termination as provided herein, until plans for the development of the Golden Chest Mine end or until operations at the Gold Chest Mine permanently cease; provided, however, that such term shall expire in any event upon the 5th anniversary of the Effective Date unless extended by the Parties.

6.2

TERMINATION FOR CAUSES.  Either Party may terminate this Agreement upon thirty (30) days’ notice if any of the following events occur:

(a)

Production of Production Ores at the Golden Chest Mine has not for any reason commenced by December 31, 2014.

(b)

Production of Production Ores, once commenced, ceases for a continuous period of twelve (12) months.

(c)

Gold Hill is unable to deliver Production Ores treatable economically at the NJ Mill because of characteristics that do not comport with the Ore Quality Standards or because of unforeseen adverse metallurgical characteristics.

The Parties may also terminate this Agreement at any time upon mutual written consent.

6.3

TERMINATION WITHOUT CAUSE.  Gold Hill may terminate this Agreement without cause upon sixty (60) days’ notice to NJMC.

6.4

PROCEDURES UPON TERMINATION.  During the termination notice period provided for in Section 6.3(c), Gold Hill may at its election continue to make deliveries of Treatment Ores pursuant to Sections 3.1 and 3.2 and NJMC shall continue to perform Milling of delivered Treatment Ores pursuant to Section 4.1. NJMC shall cease Milling as of the effective date of termination except as necessary to complete Milling of materials in process. Gold Hill shall remove any Production Ores remaining in stockpile at the NJ Mill within thirty (30) days after the effective date of termination.

ARTICLE 7

CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS

7.1

GENERAL.  Except as provided in Section 7.2, Confidential Information shall not be disclosed by any Party to any third party or the public without the prior written consent of the other Party, which consent shall not be unreasonably conditioned, withheld or delayed.

7.2

EXCEPTIONS.  The consent required by Section 7.1 shall not apply to a disclosure of Confidential Information:

(a)

To government agencies as required by applicable Legal Requirements.

(b)

To employees or to an Affiliate, consultant, contractor or subcontractor of a Party that has a bona fide need to be informed.

(c)

To a governmental agency, stock exchange, or to the public which the disclosing Party believes in good faith is required by pertinent law or regulation or the rules of any stock exchange.

(d)

To actual or potential lenders, underwriters, or investors, who have a bona fide need or right to be informed.

(e)

To independent accountants or legal counsel engaged by a Party for the purpose only of enabling such accountants or legal counsel to give appropriate advice to the Party in respect of matters arising under this Agreement.

In any case to which any of Sections 7.2(a), (c), or (d) is applicable, the disclosing Party shall give notice to the other Party concurrently with the making of such disclosure.  As to any disclosure pursuant to Section 7.2 (b), (d), or (e), only such Confidential Information as such third party shall have a legitimate business need to know shall be disclosed and in the case of Section 7.2(d) such third party shall first agree in writing to protect the Confidential Information from further disclosure to the same extent as the Parties are obligated under this Article 7.  Each Party shall be responsible for ensuring that any Confidential Information disclosed pursuant to Sections 7.2(b) or (e) is kept confidential by the recipients.

7. 3

PUBLIC ANNOUNCEMENTS.  Each Party shall, in advance of making, or any of its Affiliates making, a public announcement to a stock exchange or otherwise concerning Milling operations, advise the other Party of the text of the proposed report and provide the other Party with the opportunity to make comment upon the form and content thereof before the same is issued; provided, however, that a Party or an Affiliate may make a public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning the publicly traded securities of its direct or indirect parent (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to the disclosure).  If the other Party does not respond within forty-eight hours (excluding weekends and holidays) or such lesser time specified as the maximum by the issuing Party or Affiliate, the announcement or report may be issued.  The final text of same, and timing, manner, and mode of release, shall be the sole responsibility of the issuing Party who shall Indemnify the other Party harmless in respect of any claims, damages, losses, and liabilities arising therefrom.

7.4

DURATION OF CONFIDENTIALITY.  The provisions of this Article 7 shall apply during the term of this Agreement and for one year following termination of this Agreement pursuant to Article 6.

ARTICLE 8

REPRESENTATIONS OF THE PARTIES

8.1

REPRESENTATIONS OF PARTIES.  As of the Effective Date and at all times while this Agreement remains in effect, NJMC warrants and represents to Gold Hill and Gold Hill warrants and represents to NJMC that:

(a)

It is duly organized and in good standing in its place of incorporation;

(b)

It has the capacity to enter into and perform this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(c)

It will not breach any other agreement or arrangement by entering into or performing this Agreement;

(d)

It is not subject to any governmental order, judgment, decree, debarment, sanction or law that would preclude the execution or implementation of this Agreement;

(e)

This Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms; provided, however, that no representation is made as to (i) the remedy of specific performance or other equitable remedies for the enforcement of this Agreement, or (ii) limitations on remedies established by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights of creditors and secured parties;

(f)

To the best of its knowledge after reasonable inquiry, the execution, delivery, and performance of this Agreement will not violate any provision of any indenture, agreement, or other instrument to which it is a party or by which its properties are bound, except for such matters as would not have a material adverse effect on this Agreement taken as a whole;

(g)

To the best of its knowledge after reasonable inquiry, it has obtained all consents, approvals, or authorizations required by a Governmental Authority or other Person in connection with its execution and performance of this Agreement; and

(h)

It has incurred no obligation or liability, contingent or otherwise, for brokers' or finders' fees or the like that will in any way become an obligation of, or result in a valid claim against, the other Party with respect to the matters provided for in this Agreement.

8.2

INDEMNIFICATION.  Each of the Parties shall Indemnify the other in respect of any claims, damages, losses, and liabilities that are a result of any breach by such Party of its representations and warranties under Section 8.1 and in the case of Gold Hill for any breach of its representations and warranties under Section 3.1.

ARTICLE 9

GENERAL PROVISIONS

9.1

NOTICES.  All notices, payments and other required communications ("Notices") to the Parties shall be in writing, and shall be addressed respectively as follows:

NJMC:

New Jersey Mining Company

89 Appleberg Road

P.O. Box 1019

Kellogg, Idaho 83837

Phone No.: (208) 783-1032

Fax No.: (208) 783-3331

Attention:  Manager

Gold Hill:

Gold Hill Reclamation and Mining, Inc.

5319 S. Apple Street

Boise, Idaho  83716

Phone No.: (208) 424-3071

Attention:  Chris Guill

With copy to:

Stoel Rives, LLP

Richard R. Hall

101 S. Capitol Blvd., Suite 1900

Boise, Idaho 83702

Phone No. (208) 387-4211

Fax No. (208) 389-9000

All Notices shall be given (i) by personal delivery to the Party, or (ii) by telecopier, or (iii) by certified mail return receipt requested. All Notices shall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery if delivered during normal business hours, and if not delivered during normal business hours, on the next business day following delivery, (ii) if by telecopier, on the next business day following receipt, and (iii) if solely by mail, on the next business day after actual receipt. A Party may change its address by Notice to the other Party.

9.2

ASSIGNMENT.  This Agreement may be freely assigned to an Affiliate of a Party.  No Party may assign its interest in this Agreement to a non-Affiliate third party without the prior written consent of the other Party, which consent shall not be unreasonably conditioned, withheld or delayed.  This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Parties.

9.3

WAIVER.  The failure of a Party to insist upon the strict performance of any provision of this Agreement, or to exercise any right, power or remedy upon a breach hereof, shall not constitute a waiver of any provision of this Agreement or limit the Party's right thereafter to enforce any provision or exercise any right.

9.4

MODIFICATION.  No modification of this Agreement shall be valid unless made in writing and duly executed by the Parties.

9.5

FORCE MAJEURE. Except for the obligation to make payments when due hereunder, the obligations of a Party shall be suspended to the extent and for the period that performance is prevented by any cause other than lack of funds, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Party to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain, inability to obtain on reasonably acceptable terms, or unreasonable delays in obtaining, any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, state or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause, whether similar or dissimilar to the foregoing ("Force Majeure”).  The time for performance of all obligations hereunder (except for the obligation to make payments when due) shall be extended for a period equivalent to any period(s) of Force Majeure, as described above.  The affected Party shall promptly give notice to the other Party of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof.  The affected Party shall resume performance as soon as reasonably possible, provided, however, that the affected Party shall not be required to settle any strikes, lockouts, or other labor difficulties in a manner that is not acceptable to the affected Party.  Provided further, in the event the period of force majeure continues for more than one (1) year, either Party may, upon thirty (30) days advance written notice to the other party, terminate this Agreement.

9.6

DEFAULT.  The Party defaulting under this Agreement shall be referred to as the "Defaulting Party" and the other Party shall be referred to as the "Non-Defaulting Party."  The Non-Defaulting Party shall have the right to give the Defaulting Party a written Notice of Default, which shall describe the default in reasonable detail and state the date by which the default must be cured, which date shall be at least thirty (30) days after receipt of the Notice of Default, except in the case of a failure to advance funds, in which case the date shall be ten (10) days after receipt of the Notice of Default.  Failure of the Non-Defaulting Party to give a Notice of Default shall not release the Defaulting Party from any of its duties under this Agreement.  If within the applicable notice period the Defaulting Party cures the default, or if the failure is one (other than the failure to make payments) that cannot in good faith be corrected within such period and the Defaulting Party begins to correct the default within the applicable notice period and continues corrective efforts with reasonable diligence until a cure is effected, the Notice of Default shall be inoperative.  If, within the specified period, the Defaulting Party does not cure the default or begin to cure the default as provided above, the Non-Defaulting Party at the expiration of the applicable period may pursue its remedies; provided, however, that if the Defaulting Party in good faith contests the alleged default, the Defaulting Party may give notice of the contest to the Non-Defaulting Party within the applicable notice period.  If such notice is given, the Parties shall proceed to arbitration pursuant to Section 9.14 to determine whether the Defaulting Party is in fact in default.  If the arbitrator(s) finds that the default alleged in the Non-Defaulting Party's notice occurred and that the Defaulting Party contested the alleged default in good faith, the Defaulting Party shall have thirty (30) days after the date of such finding to cure the default in accordance with the provisions of this Section 9.6.

9.7

GOVERNING LAW; CONSENT TO JURISDICTION.  This Agreement shall be governed by and interpreted in accordance with the laws of the State of Idaho.  The Parties hereto hereby irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of Idaho, respecting all matters relating to this Agreement concerning the rights and obligations of the Parties hereunder.

9.8

RULE AGAINST PERPETUITIES.  If any provision of this Agreement would violate the Rule Against Perpetuities or some analogous statutory provision or any other statutory or common law rule imposing time limits, then such provision shall continue only until 21 years, less one day, after the death of all the individuals who execute this Agreement on behalf of the Parties or shall otherwise be reformed to the extent necessary to render this Agreement enforceable.

9.9

FURTHER ASSURANCES.  Each of the Parties agrees to take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

9.10

SURVIVAL OF TERMS AND CONDITIONS.  Provisions of this Agreement which by their context continue beyond termination, shall survive the termination of this Agreement to the full extent necessary for their enforcement and the protection of the Party in whose favor they run.

9.11

ENTIRE AGREEMENT.  This Agreement contains the entire understanding of the Parties and supersedes all prior agreements and understandings, whether written or verbal, between the Parties relating to the subject matter hereof.

9.12

INTERPRETATION.  The headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation. References to Articles and Sections herein shall be to Articles and Sections of this Agreement unless otherwise specified.  In the event of any conflict between this Agreement and any Exhibit attached hereto, the terms of this Agreement shall be controlling.  Wherever the term "including" is used, it shall be deemed to mean "including without limitation," and wherever the phrase "which shall include" is used, it shall mean "which shall include, without limitation."  Time shall be of the essence of this Agreement.  By entering into this Agreement, no Party has created any obligation for the benefit of any third party, promised any performance to any third party, or otherwise created or vested in any third party a right to enforce all or any portion of this Agreement except in respect of indemnifications specifically extending to third parties.

9.13

SEVERABILITY.  Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law.  If any provision of this Agreement shall be or becomes prohibited or invalid in whole or in part for any reason whatsoever, that provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remaining portion of that provision or the remaining provisions of this Agreement and the Parties shall enter into such agreements and arrangements as may be necessary to give effect to their intentions hereunder.

9.14

ARBITRATION.  Any controversy, dispute or claim arising out of or from this lease, or alleged breach thereof, shall be settled by arbitration pursuant to the Uniform Arbitration Act of the State of Idaho (§§7-901, et.seq., Idaho Code) as amended and as in effect on the date either party commences arbitration proceedings. Said Act shall control the substantive and procedural aspects of the proceedings unless otherwise agreed in this lease.  Judicial review may be had pursuant to said Act ..

(a)

Proceedings shall be initiated by the complaining party serving upon the other party a complaint, as would be done in court proceedings.  The allegations regarding the circumstances giving rise to the issues to be arbitrated shall be stated in detail and with particularity.  The party upon whom the complaint is served shall answer or otherwise respond with a pleading just as is required by the Idaho Rules of Civil Procedure for a court action.  Except, however, the response shall be served upon the initiating party within 30 days from the date of service of the complaint.

(b)

The parties shall agree upon an arbitrator, who shall be a retired State of Idaho District Court judge (not a retired  Magistrate) who is neutral, competent and willing to serve and, if possible, who has experience in cases involving mining and mining contracts.  Should the parties fail to reach agreement within 20 days from the date proceedings are initiated, either party may apply to the court for appointment of an arbitrator who meets the criteria set forth herein pursuant to the provisions of section 7-903 Idaho Code.

(c)

Prehearing discovery shall not be allowed except upon order of the arbitrator for good cause shown, the parties being in agreement that the expense and time associated with discovery should be minimized, and that this desire should, however, be balanced against the need for each party to be able to effectively present its case.

(d)

Each party to the arbitration proceedings shall bear one-half of the arbitrator’s fees and expenses, which shall be promptly paid by each party monthly within 15 days from the submission by the arbitrator to the parties of his reasonably detailed and itemized statement for services rendered, which statement shall be submitted by the arbitrator at the end of each month.

(e)

Each party shall bear its own attorney’s fees and costs of litigation for the proceedings before the arbitrator.  This subparagraph (e) is not applicable to court proceedings, in which event the parties recognize that applicable law shall govern and the matter will be decided by the court.

9.15

COUNTERPARTS.  This Agreement may be executed in counterparts, all of which taken together shall constitute a single and complete contract.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

"NJMC"

"Gold Hill"

New Jersey Mining Company,

Gold Hill Reclamation and Mining, Inc.

an Idaho corporation

an Idaho corporation

/s/ Grant A Brackebusch

/s/ Christopher W. Guill

By:  __________________________________

By:  _______________________________

Grant A. Brackebusch

Christopher W. Guill

Title:  Manager

Title:  Manager

Date:

5/22/2014

Date:

1/22/2014

EXHIBIT A

to

Toll Milling Agreement

between

Gold Hill Reclamation and Mining, Inc.

and New Jersey Mining Company

DESCRIPTION OF GOLDEN CHEST MINE, SKOOKUM SHOOT

Gold Hill will be mining the Skookum Shoot within the Golden Chest Mine defined as:

*

Within and adjacent to the Idaho Vein

*

Northward along strike to Coordinate 5274700N

*

Southward along strike to Coordinate 5274300N

*

Up-dip to the 3 Level, which is expected to be about 915m elevation

*

Open down-dip

The Skookum Shoot is located on the following patented mining claims:

A.D. Coplen, No. 2, and Thomas Kearn Mining Claims, M.S. 995 situated in the Summit Mining District in Section 4, Township 49 North, Range 5 East, B.M. Shoshone County, State of Idaho.  Patent recorded in Book 4, Deeds, at page 533.

Paymaster Patented Mining Claim, M.S. 1078 situated in the Summit Mining District in Section 4, Township 49

North, Range 5 East, B.M., Shoshone County, State of Idaho.  Patent recorded in Book A, Patents, at page 1.

Coumerilh Fraction Patented Mining Claim, M.S. 1162 situated in the Summit Mining District in Section 4, Township 49 North, Range 5 East, B.M., Shoshone County, State of Idaho.  Patent recorded in Book A, Patents, at page 7.

Red Star Patented Mining Claim, M.S. 1745 situated in the Summit Mining District in Section 4, Township 49 North, Range 5 East, B.M., Shoshone County, State of Idaho.  Patent recorded in Book A, Patents, at page 364.

Jim and Timberking Patented Mining Claims, M.S. 1732 situated in the Summit Mining District in Section 4, Township 49 North, Range 5 East, B.M., Shoshone County, State of Idaho.  Patent recorded in Book A, Patents, at page 391.

Stevens Bar Patented Mining Claim, M.S. 1735 situated in the Summit Mining District in Section 4, Township 49 North, Range 5 East, B.M., Shoshone County, State of Idaho.  Patent recorded in Book 26, Deeds, at page 481.

EXHIBIT B

to

Milling Agreement

between

Gold Hill Reclamation and Mining, Inc.

and New Jersey Mining Company

COST CURVE TABLE